Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054

September 22, 2011

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2011 Series I

(File No. 333-176229) (CIK# 1527566)

Ladies/Gentlemen:

The undersigned, Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2011 Series I (the “Fund”), registrant, by Hennion & Walsh, Inc., depositor of the Fund and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on September 22, 2011, or as soon thereafter as possible.

Very truly yours,

Smart Trust, Value Architects Disciplined
      Core Portfolio Trust, 2011 Series I

By: Hennion & Walsh, Inc.

By                 /s/ KEVIN D. MAHN

Kevin D. Mahn

Authorized Signator